File Nos. 333-19699
                                                                     811-05716
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                FORM    N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    ( )
        Pre-Effective Amendment No. 2                                      (X)
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
        Amendment No. 22                                                   (X)

                      (Check    appropriate    box    or    boxes.)

     PREFERRED LIFE VARIABLE ACCOUNT C
     ---------------------------------
     (Exact Name of Registrant)

     PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
     ---------------------------------------------
     (Name of Depositor)

     152 West 57th Street, 18th Floor, New York, New York              10019
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's    Telephone    Number,   including  Area  Code    (212)  586-7733

Name and Address of Agent for Service
-------------------------------------
          Eugene Long
          Preferred Life Insurance Company of New York
          152 West 57th Street, 18th Floor
          New York, New York  10019

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866

Approximate    Date    of    Proposed    Public    Offering:
     As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation    of    Registration  Fee  under  the  Securities  Act  of  1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            CROSS  REFERENCE  SHEET
                           (Required  by  Rule  495)

Item No.                                         Location
                           PART  A

Item 1.   Cover  Page.                           Cover  Page

Item 2.   Definitions.                           Index  of  Terms

Item 3.   Synopsis  or  Highlights               Profile

Item 4.   Condensed  Financial  Information      Not  Applicable

Item 5.   General  Description  of  Registrant,
          Depositor,  and  Portfolio  Companies  Preferred  Life,
                                                 The Separate
                                                 Account, Investment
                                                 Options

Item 6.   Deductions                             Expenses

Item 7.   General  Description  of  Variable
          Annuity  Contracts                     The Valuemark IV
                                                 Variable and Fixed
                                                 Annuity Contract

Item 8.   Annuity  Period                        Annuity  Payments
                                                 (The Payout Phase)

Item 9.   Death  Benefit                         Death  Benefit

Item 10.  Purchases  and  Contract  Value        Purchase

Item 11.  Redemptions.                           Access  to  Your
                                                 Money

Item 12.  Taxes                                  Taxes

Item 13.  Legal  Proceedings                     None

Item 14.  Table of Contents of the Statement of
          Additional Information                 Table of Contents of
                                                 the Statement of
                                                 Additional Information

                          PART  B

Item 15.  Cover Page                             Cover Page

Item 16.  Table of Contents                      Table of Contents

Item 17.  General Information and History        Insurance Company

Item 18.  Services                               Not Applicable

Item 19.  Purchase of Securities Being Offered   Not Applicable

Item 20.  Underwriters                           Distributor

Item 21.  Calculation of Performance Data        Calculation of
                                                 Performance Data

Item 22.  Annuity Payments                       Annuity Provisions

Item 23.  Financial Statements                   Financial Statements


                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.

   ___________________________________________________________________________
                               EXPLANATORY NOTE

Part A (Prospectus) and Part B (Statement of Additional Information) were filed in Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-19699 and 811-05716) as filed electronically on May 12, 1997 and are incorporated by reference into this Pre-Effective Amendment No. 2 to Form N-4.

__________________________________________________________________________

                                    PART C

                              OTHER INFORMATION

ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

a.      Financial  Statements

     The following financial statements of the Insurance Company are included in Part B:

     1.     Independent  Auditors'  Report
     2.     Balance  Sheets  as  of  December  31,  1996  and  1995
     3.     Statements of Income for the years ended December 31, 1996, 1995 and  1994
     4. Statements of Stockholder's Equity for the years ended December 31, 1996, 1995 and 1994
     5. Statements of Cash Flow for the years ended December 31, 1996, 1995 and 1994
     6.     Notes to Financial Statements - December 31, 1996, 1995 and 1994


     The following financial statements of the Separate Account are included in Part B:

     1.     Independent  Auditors'  Report
     2.     Statements  of Assets and Liabilities as of December 31, 1996
     3.     Statements of Operations for the year ended December 31, 1996
     4. Statements of Changes in Net Assets for the years ended December 31, 1996 and 1995
     5.     Notes  to  Financial  Statements  -  December  31,  1996


b.      Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account*
     2.     Not  Applicable
     3.     Principal  Underwriter  Agreement**
     4.     Individual  Variable  Annuity  Contract*
     4a.    Waiver  of  Contingent  Deferred  Sales  Charge  Endorsement*
     4b.    Enhanced  Death  Benefit  Endorsement*
     5. Application for Individual Variable Annuity Contract* 6.(i) Copy of Articles of Incorporation of the Company*
      (ii)  Copy  of  the  Bylaws  of  the  Company
     7.     Not  Applicable
     8.     Form  of  Fund  Participation  Agreement*
     9.     Opinion  and  Consent  of  Counsel**
    10.     Independent  Auditors'  Consent**
    11.     Not  Applicable
    12.     Not  Applicable
    13.     Calculation  of  Performance  Information**
    14.     Company  Organizational  Chart*
    27.     Not  Applicable

    * Incorporated by reference to Registrant's N-4 filing (File Nos. 333-19699 and 811-05716) as electronically filed on January 13, 1997.
    ** Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 electronically filed on May 12, 1997.

ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The  following  are  the  Officers  and  Directors  of  the  Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
------------------------------  ---------------------------------

Lowell C. Anderson              Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Ronald L. Wobbeking             Chairman, Chief Executive Officer
1750 Hennepin Avenue            and Director
Minneapolis, MN 55403

Thomas G. Brown                 Director
One Liberty Plaza,
45th Floor
New York, NY 10006

Edward J. Bonach                Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Alan A. Grove                   Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Shannon Hendricks               Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Reinhard Obermueller            Director
560 Lexington Avenue
New York, NY 10022

Robert S. James                 Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Thomas J. Lynch                 President, Chief
1750 Hennepin Avenue            Marketing Officer
Minneapolis, MN 55403           and Director

Carol B. Shaw                   Second Vice President
152 W. 57th Street, 18th Floor
New York, NY 10019

Timothy J. Tongson              Appointed Actuary
1750 Hennepin Avenue
Minneapolis, MN 55403

W. Michael Carroll              Director
48 Comell Road
P.O. Box 867
Latham, NY 12110

Stephen R. Herbert              Director
900 Third Avenue
New York, NY 10022

Jack F. Rockett                 Director
140 E. 95th Street, Suite 6A
New York, NY 10129

ITEM    26.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR
           OR  REGISTRANT

The Company organizational chart was filed as Exhibit 14 to Registrant's N-4 as filed on January 13, 1997 and is incorporated herein by reference.

ITEM  27.      NUMBER  OF  CONTRACT  OWNERS

Not  Applicable.

ITEM  28.      INDEMNIFICATION

The  Bylaws  of  the  Company  provide  that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.      PRINCIPAL  UNDERWRITERS

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b.  The following are the officers and directors of NALAC Financial Plans
LLC:

Name & Principal        Positions and Offices
Business Address           with Underwriter
----------------------  ----------------------
Alan A. Grove           Director
1750 Hennepin Avenue
Minneapolis, MN 55403

James P. Kelso          Director
1750 Hennepin Ave.
Minneapolis, MN 55403

Thomas B. Clifford      President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J.  Yates       Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403



c.          Not  Applicable

ITEM  30.      LOCATION  OF  ACCOUNTS  AND  RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.      MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.      UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 28th day of May, 1997.


                              PREFERRED  LIFE  VARIABLE  ACCOUNT  C
                                           (Registrant)

                              By: PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                                            (Depositor)

                              By: /s/ ALAN A. GROVE
                                  ___________________________________________


                              PREFERRED  LIFE  INSURANCE  COMPANY  OF NEW YORK


                              By:  /s/ ALAN A. GROVE
                                  ___________________________________________


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title


Lowell C. Anderson*       Director                   5/28/97
------------------------                             ------
Lowell C. Anderson

Ronald L. Wobbeking*      Chairman, Chief Executive  5/28/97
------------------------  Officer and Director       ------
Ronald L. Wobbeking

Shannon D. Hendricks*     Treasurer                  5/28/97
------------------------                             -------
Shannon D. Hendricks

Alan A. Grove*            Secretary and Director     5/28/97
------------------------                             ------
Alan A. Grove

Thomas G. Brown*          Director                   5/28/97
------------------------                             ------
Thomas G. Brown

Edward J. Bonach*         Director                   5/28/97
------------------------                             -------
Edward J. Bonach

Robert S. James*          Director                   5/28/97
------------------------                             ------
Robert S. James

Thomas J. Lynch*          Director                   5/28/97
------------------------                             ------
Thomas J. Lynch

Dennis J. Marion*         Director                   5/28/97
------------------------                             ------
Dennis J. Marion

Eugene T. Wilkinson*      Director                   5/28/97
------------------------                             ------
Eugene T. Wilkinson

Eugene K. Long*           Director                   5/28/97
------------------------                             ------
Eugene K. Long

Reinhard W. Obermueller*  Director                   5/28/97
------------------------                             ------
Reinhard W. Obermueller

W. Michael Carroll*                                  5/28/97
------------------------  Director                   ------
W. Michael Carroll

Stephen R. Herbert*                                  5/28/97
------------------------  Director                   ------
Stephen R. Herbert

Jack F. Rockett*                                     5/28/97
------------------------  Director                   ------
Jack F. Rockett

                                     *  By /S/ ALAN A. GROVE
                                          ____________________________________
                                          Attorney-in-Fact

                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Jack F. Rockett, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this 21st  day  of April,  1997.


WITNESS:


JANINE P. ROCKETT                                       /S/ JACK F. ROCKETT
__________________________________          __________________________________


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Jack F. Stephen R. Herbert, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred Life on behalf of Preferred Life or otherwise, with full
power to execute,  deliver  and   file  with  the Securities and Exchange
Commission all documents  required  for registration of a security under
the Securities Act of 1933,  as   amended, and the  Investment Company Act
of 1940, as amended, and to do   and  perform  each  and every act that
said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS  my  hand  and  seal  this 22nd  day  of April,  1997.


WITNESS:


SIGNATURE ILLEGIBLE                                     /S/ STEPHEN R. HERBERT
__________________________________          __________________________________


                          LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, W. Michael Carroll, a Director of Preferred Life Insurance Company of New York (Preferred Life), a corporation duly organized under the laws of the State of New York, do hereby appoint Lowell C. Anderson and Alan A. Grove, each individually as my attorney and agent, for me, and in my name as a Director of Preferred  Life  on behalf of Preferred Life or otherwise, with full power to execute, deliver  and  file  with  the Securities and Exchange Commission all documents  required for registration of a security under the Securities
Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney
may deem necessary or advisable  to   comply  with  the  intent  of the
aforesaid  Acts.

WITNESS  my  hand  and  seal  this 30  day  of April,  1997.


WITNESS:


CAROL L. JONES                                         /S/ W. MICHAEL CARROLL
__________________________________          __________________________________



                                   EXHIBITS

                                      TO

                         PRE-EFFECTIVE AMENDMENT NO. 2

                                      TO

                                   FORM  N-4

                     (FILE  NOS.  333-19699  AND  811-05716)

                      PREFERRED  LIFE  VARIABLE  ACCOUNT  C

                 PREFERRED  LIFE  INSURANCE  COMPANY  OF  NEW  YORK

                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B6(ii)     Copy of Bylaws of the Company